Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Airgas, Inc:
We consent to the incorporation by reference in the Registration Statements (Nos. 33-25419, 33-64058 and 333-75256) on Form S-8 of Airgas, Inc. of our report dated June 29, 2007, relating to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 2006 and 2005, the statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at the end of the year) as of December 31, 2006, which report is included in the December 31, 2006 annual report on Form 11-K of Airgas, Inc. 401(k) Plan.
/s/KPMG LLP
Philadelphia, Pennsylvania
June 29, 2007